BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

September 4, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel L. Gordon
Branch Chief

Re:	BGC Partners, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 12, 2013
File No. 001-35591

Dear Mr. Gordon:

On behalf of BGC Partners, Inc. (the “Company”), we are writing in response to the comment letter, dated August 20, 2013, from you relating to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2013, filed on August 8, 2013 (File No. 001-35591).

For your convenience, the Company has repeated your comments in full, and the Company’s responses are consistent with the numbering of the comments and headings used in your letter.

Form 10-Q for the Quarter Ended June 30, 2013

Share Count Reduction and Modifications/Extensions of Employment Agreements, page 13

1.	Please provide us with a detailed analysis of the various transactions that led to your recognition of non-cash, non-dilutive compensation charges of $464.6 million related to the redemption/exchange of partnership units, issuance of restricted shares, and the reduction of compensation-related partnership loans, during the quarter ended June 30, 2013. In your response, please quantify the impact that each transaction had on your operations for the quarter ended June 30.

Response #1

The $464.6 million compensation charge is composed of the following two charges:

•	A $304.1 million charge related to the redemption/exchange of limited partnership units and the grant of shares of stock; and

•	A $160.5 million reserve, recorded as a result of the Company’s determination that the collectability of a portion of its partner/employee compensatory loan balances is not expected, due to the redemption/exchange of the limited partnership units.

$304.1 Million Charge Related to Redemption/Exchange of Limited Partnership Units and Grant of Shares of Stock

The Company redeemed/exchanged approximately 77.4 million limited partnership units from the Company’s partners, and replaced them with grants of approximately 59.7 million shares of the Company’s Class A common stock. In accordance with ASC 718, the Company accounted for these transactions as cancellation of awards accompanied by the concurrent grant of replacement awards and recognized the incremental compensation expense as the excess of the current value of the replacement awards over the current value of the cancelled awards.

United States Securities and Exchange Commission

Division of Corporation Finance

September 4, 2013

Page | 2

In summary, the Company recognized the compensation charge as follows:

•	Approximately 59.7 million shares of stock granted to replace limited partnership units x $5.89 BGC Partners, Inc. stock price on the grant date: $351.5 million

•	Less current value of redeemed/exchanged limited partnership units: $47.4 million

•	Equals: $304.1 million

The stock is not subject to continued employment or service with the Company or any affiliate of the Company (although it is subject to certain non-compete obligations that have been deemed to not represent in-substance service conditions). Accordingly, the Company recorded the entire expense for the grants of stock at current value on the grant date.

Of the approximately 59.7 million shares of the Company’s Class A common stock, approximately 14.5 million shares were considered repurchased to fund tax withholding obligations, leaving 45.2 million shares that were issued to replace the limited partnership units.

$160.5 Million Charge Related to Partner/Employee Compensatory Loan Balances

The Company has outstanding compensatory loans to partners/employees that were to be repaid from the earnings distributions that the individuals received on their limited partnership units. While the loans have not been forgiven, and the Company expects any distributions on remaining (or future awards of) partnership units and dividends on restricted shares to continue to pay down the loans, due to the redemption/exchange of limited partnership units and their replacement with a fewer number of shares, the Company determined that a portion of these loans are doubtful of collection. As a consequence, the Company has established a reserve and recorded $160.5 million additional compensation expense.

Commitments, Contingencies and Guarantees, page 35

2.	In future filings, for any contingencies where there is at least a reasonable possibility that a loss or an additional loss may have been incurred, please provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

Response #2

The Company is unable to estimate a possible loss or range of loss in connection with its contingencies beyond its current accruals and any other amounts disclosed. In accordance with ASC 450, the Company will include a statement to that effect in future filings, beginning with its Form 10-Q for the period ending September 30, 2013, under “Employment, Competitor-Related and Other Litigation” in the Company’s “Commitments, Contingencies and Guarantees” footnote.

Further, we hereby acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

September 4, 2013

Page | 3

Any questions or comments regarding the foregoing should be directed to George E. Moorehouse, Global Controller, at (212) 294-7849 or the undersigned at 011 44 207 894 7473.

Very truly yours,

By:	/s/ Anthony Graham Sadler
Anthony Graham Sadler
Chief Financial Officer

cc:	Mr. Howard W. Lutnick (BGC Partners, Inc.)

Stephen M. Merkel, Esq. (BGC Partners, Inc.)

Ms. Janet Truncale (Ernst & Young, LLP)

Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)